No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF September 2005

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        *                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On September 2, 2005, Honda Motor Co., Ltd. announced it has completed development of Honda ASV-3 Advanced Safety Vehicles equipped to exchange positional information with other vehicles using Inter-Vehicle Communication technology. This was a central objective of the five-year (April, 2001-March, 2006) Advanced Safety Vehicle (ASV) Project led by the Ministry of Land, Infrastructure and Transport. (Ref. #A05-033)

Exhibit 2:

On September 5, 2005, Honda Atlas Cars (Pakistan) Ltd. (HACPL), Honda’s automobile production and sales joint venture in Pakistan, held a manufacturing capacity expansion ceremony of its auto plant. The ceremony was attended by dignitaries and guests including Pakistan Prime Minister Shaukat Aziz, Federal Minister for Industries and Production and Special Initiatives Jahangir Khan Tareen, and other high ranking state government officials. (Ref. #C05-082)

Exhibit 3:

On September 5, 2005, Honda Motor Co., Ltd. announced that it has acquired its outstanding company shares during the period from August 2, 2005 to August 31, 2005 pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

Exhibit 4:

On September 8, 2005, Honda Motor Co., Ltd. announced it has succeeded in developing the world’s first production motorcycle airbag system. The new system, which can help lessen the severity of injuries caused by frontal collisions, is to be made available on the new Gold Wing motorcycle scheduled for release in late spring of 2006 in the US. (Ref. #M05-021)

Exhibit 5:

English translation of Notice concerning the date for determination of Shareholders entitled to receive interim dividend

Exhibit 6:

First quarter report of the three months ended June 30, 2005 (which was mailed to ADR shareholders in September 2005)

Exhibit 7:

On September 22, 2005, Honda Motor Co., Ltd. announced the release of the all-new Civic and Civic Hybrid. A new generation of fine midsize sedans, the 1.8-liter Civic and Civic Hybrid with its new Honda Hybrid System take both spirited performance and fuel economy to new levels. (Ref. #A05-035)

Exhibit 8:

On September 27, 2005, Honda Motor Co., Ltd. announced production, domestic sales, and export result for the month of August. Honda achieved a new monthly record for production in North America and, coupled with increased production in Asia and Europe, this also led to August records for overseas and worldwide production. (Ref. #C05-082)

Exhibit 9:

On September 28, 2005, Honda Motor Co., Ltd. announced that it has acquired its outstanding company shares during the period from September 1, 2005 to September 22, 2005 pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

Exhibit 10:

On September 29, 2005, Honda Motor Co., Ltd. announced future plans for its motorcycle business in the Asia Oceania region excluding China. Honda sold 8 million motorcycles in the Asia Oceania region last fiscal year, an important market accounting for approximately 70% of Honda’s global motorcycle sales. Honda aims to achieve annual sales of approximately 12 million units in this region by the fiscal year ending March 31, 2008. Toward this end, Honda is committed to passing the joy of mobility on to the next generation, and to proactive adoption of environmental and safety technologies that enhance safety. In addition, Honda will further strengthen its activities to promote traffic safety with its dealers and through other opportunities. (Ref. #C05-083)

Exhibit 11:

On September 29, 2005, Honda Europe Motorcycle S.R.L. announced the new 2006 motorcycle models for the European Market. Honda will exhibit the models at the “Mondial du Deux Roues 2005” (Paris Motorcycle Show), which begins October 1. (Ref. #C05-085)

Exhibit 12:

On September 29, 2005, Honda Europe Motorcycle S.R.L. announced in Paris France, the upcoming release of the Riding Trainer, an easy-to-use , popular version of the Riding Simulator already in used for traffic training at rider training centers, mainly in Japan. Sales of the Riding Trainer will begin in late 2005 primarily targeting Honda motorcycle dealerships in Europe. Annual sales in the European region are projected to reach 1,000 units. (Ref. #C05-086)

Exhibit 13:

On September 30, 2005, PT Astra Honda Motor, a Honda motorcycle production and sales joint venture in Indonesia, held a ceremony to commemorate both the startup of production at its third plant, and the achievement of a key milestone — cumulative production of 15 million units. An investment of approximately US$140 million (approximately 15 billion yen), annual production capacity of the third plant is approximately 1 million units. Astra Honda now has overall annual production capacity of 3 million units for the total three plants. (Ref. #C05-084)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Satoshi Aoki
Satoshi Aoki
Executive Vice President and
Representative Director

Date: October 18, 2005

Exhibit 1

ref. #A05-033

Honda Completes Development of ASV-3 Advanced Safety Vehicles

September 2, 2005–Honda Motor Co., Ltd. today announced it has completed development of Honda ASV-3 Advanced Safety Vehicles equipped to exchange positional information with other vehicles using Inter-Vehicle Communication technology. This was a central objective of the five-year (2000-2005) Advanced Safety Vehicle (ASV) Project led by the Ministry of Land, Infrastructure and Transport.

* Correction September 2, 2005

Honda ASV-3 vehicles are equipped with several new advanced safety technologies developed by Honda, including a system that uses cameras and radar to provide drivers with information on approaching vehicles and obstacles in the road; a system that offers driver support through steering and brake assist; and an emergency response system designed to aid in rescue efforts in the event of an accident. Honda plans to conduct further research and development of technologies deployed in the ASV-3 research vehicles with a view to implementing them in mass production vehicles.

Honda ASV-3 vehicles represent the culmination of five years of progress since the introduction of the previous generation Honda ASV-2 safety technologies in 2000. In addition to image recognition technology used to analyze images captured by on-board cameras, and radar technology used to detect obstacles in the road, ASV-3 vehicles use inter-vehicle communication to ascertain the condition and position of automobiles, motorcycles and pedestrians relative to each other—an especially important capability in situations where cameras and radar alone may be insufficient to gather such data. The system supports motorists’ decision-making by rapidly relaying information in a clear, easy-to-understand fashion. This includes audio and visual warnings for motorcycle riders and automobile drivers, and simple tactile signals for drivers such as vibrating the brake or accelerator pedal or applying torque to the steering wheel.

Honda ASV-3

In addition to supporting driver perception, ASV-3 automobiles feature technologies intended to help prevent accidents, and support systems to help drivers avoid accidents by providing steering and brake assists when it is clear that the driver’s maneuvers will not be sufficient to avert an accident. Honda has also developed a system that facilitates a speedy “mayday” response in the event of an accident through the exchange of audio and video information between the affected vehicle and an Operation Center, which can then facilitate a rapid response. Honda has applied research on brain function to overcome the fact that a motorcycle’s size and shape can make it more difficult for a driver to detect than an automobile. This led to the creation of new motorcycle design concepts aimed at making motorcycles more visible to other motorists.

Honda places the highest priority on safety in the development of motor vehicles. In addition to providing drivers with driver safety training, Honda is proactively pursuing practical solutions in the areas of active safety—accident avoidance; passive safety— minimizing injuries in the event of an accident, and pre-crash safety—anticipating accidents and mitigating injuries when a collision is unavoidable. Honda has participated in the Ministry of Land, Infrastructure, and Transport-promoted Advanced Safety Vehicle (ASV) project since Phase 1 (1990-1995), and in that time has developed and commercialized a number of advanced safety systems such as Honda Intelligent Driver Support System, Collision Mitigation Brake System and Intelligent Night Vision System. Honda ASV-3 technologies feature further advances in active safety and pre-crash safety–progress toward the realization of Honda’s goal of achieving “Safety for Everyone” in the real world—for motorcycles, automobiles and pedestrians alike.

* Correction September 2, 2005

Honda is participating in ASV verification trials being conducted by the Ministry from July 4 to October 28, 2005, and plans to take part in the public demonstrations scheduled to be held in Hokkaido October 12-13, 2005.

—Honda ASV-3: Principal Technologies—

● Motorcycle and Automobile Communication Technology

<Oncoming Vehicle Information Assistance System>

•	This system exchanges vehicle information between automobiles and motorcycles, such as position, direction and speed. Motorcycle riders can view information about vehicles near them on a display, and can receive information through an in-helmet audio system. Drivers can view information on the status of motorcycles in their vicinity and receive warnings on their navigation system display.

Example Motorcycle Displays

<Intersection Stop & Go Assistance System>

—Motorcycles—

•	This system analyses images from the camera mounted on the front of the motorcycle to detect stop signs and either line markings or road markings. If the rider does not slow down when approaching an intersection, a warning appears on the motorcycle’s display screen, and an audio warning sounds in the rider’s helmet, prompting the rider to decelerate.

•	In addition, once the motorcycle has come to a stop, the Inter-Vehicle Communication System detects the position of any approaching vehicles, assisting the rider in determining whether it is safe to proceed through the intersection.

—Automobiles—

•	Information on intersections that are without traffic signals is gathered from car navigation system data. Images from the vehicle’s cameras are analyzed to detect stop lines and stop signs. Based on the vehicle’s speed and distance to the stop line the system determines whether the vehicle is traveling at a speed that will enable it to stop by the time it reaches the stop line. If the vehicle is exceeding the appropriate speed, the system issues an audio warning while signaling the driver to slow down with a sensory warning via the application of gentle, intermittent braking.

•	Once the automobile has come to a stop, the Inter-Vehicle Communication System detects the position of any approaching vehicles and assists the driver in determining whether it is safe to proceed through the intersection.

● Motorcycle Technologies

<Conspicuity Enhancement Designs>

FACE Design

•	The human brain exhibits a strong response to facial patterns, especially to the eyes and mouth. Honda’s new FACE design for ASV-3 takes advantage of this to make motorcycles more noticeable to other motorists by modifying the front of the motorcycle so that it resembles a human face.

•	The FACE design is the result of collaborative research and development efforts by Wako Research Center, the Asaka R&D Center, and Honda Research Institute Japan. In fact, brain function measurements taken with fMRI (Functional Magnetic Resonance Imaging) confirm that the FACE design elicits a response in the brain similar to that when a human face is seen. This design significantly improves motorcycle visibility.

LONG Design

•	Since the light from a conventional motorcycle’s headlights comes only from the center of the vehicle, it is often difficult to judge a motorcycle’s distance and speed—often it seems to be farther away and moving more slowly than reality. To achieve nearly the same level of visibility as automobiles, ASV-3 motorcycles are outfitted with two sets of high-intensity LED lights at two different heights. This improves motorists’ ability to judge a motorcycle’s distance by approximately 10%, and improve the ability to assess its speed by approximately 20%, as compared with conventional motorcycles.

FACE	LONG

<Rear View Assistance System>

•	The status of other vehicles approaching from behind is captured by a rear-mounted camera, and presented on the motorcycle’s display. The system helps make maneuvers such as changing lanes safer by providing riders with information about vehicles approaching from the rear that are not easily seen in a rear view mirror.

● Automobile Technology

<Head-on Collision Avoidance Assistance System>

•	When an approaching vehicle is hidden from view, for example around a blind curve, the system communicates with the oncoming vehicle to ascertain important information such as its position, speed, and steering wheel angle. If the driver begins to change lanes into the path of an oncoming vehicle, the accelerator pedal vibrates and torque is applied to the steering wheel (pulling in the opposite direction from the driver), sending a tactile warning that prompts the driver to return to his or her own lane.

<Cornering Speed Control System>

•	As a vehicle approaches a curve, this system uses information from the vehicle’s navigation system to assess the curvature of the road, and calculates the vehicle’s appropriate speed. If the vehicle is traveling above that speed, the system applies the brakes to slow the car to the appropriate speed.

•	When a vehicle encounters unexpected changes in road conditions, such as a lane closing or road work not reflected in the navigation system data, the system uses information acquired from vehicles ahead traveling in the same direction and oncoming vehicles to determine the appropriate speed for the current road conditions.

<Adaptive Cruise Control System>

•	If a vehicle one or two vehicles ahead of the car slows down in a place such as a blind curve, where the vehicle can not be detected by radar, the Inter-Vehicle Communication System acquires deceleration data and calculates the appropriate speed for the car. If the car is traveling above the appropriate speed, the system issues an audio warning, and reduces the speed of the car.

•	If the vehicle directly ahead of the car is detectable by radar, the system uses the radar information to calculate the appropriate speed for the car (as with the existing Intelligent Highway Cruise Control system).

•	Using inter-vehicle communication technology in parallel with radar allows the system to acquire and report a broader range of information about the vehicle ahead.

<Advanced Adaptive Frontal-Lighting System>

•	Cars traveling at night exchange positional information via the Inter-Vehicle Communication System. As the vehicles approach a point close enough that one of the drivers could be blinded, the system automatically switches the headlights to low beam.

•	Even when visibility is limited, the system automatically switches the headlights to low beam just before vehicles pass each other to avoid blinding the driver of the oncoming vehicle.

<Pedestrian Detection, Vision-Based Pedestrian Detection System>

•	This system uses the Inter-Vehicle Communication System in combination with image analysis technology to detect pedestrians hidden from view who previously would suddenly appear on the road. The system issues the driver a warning and displays the pedestrian’s location.

•	The system communicates with a pedestrian’s portable transmitter to detect his or her presence in cases where he or she may be blocked from the driver’s view, alerts the driver by sounding a warning, and then displays the pedestrian’s location on the navigation system screen.

•	The system recognizes pedestrians by analyzing images captured by on-board cameras. If the pedestrian is located on the road, the system visually alerts the driver by placing a frame around the figure of the pedestrian displayed on the screen. Based on the vehicle’s speed and distance to the pedestrian, the system determines if there is a risk of collision and, if so, issues a warning to the driver.

•	This system uses the Inter-Vehicle Communication System in combination with image analysis technology to achieve early detection of pedestrians.

<Forward Obstacle Avoidance Assistance System>

•	This system provides compensatory steering and braking assist when a driver is slow to take evasive action when unexpectedly confronted with another vehicle or object appearing in the vehicle’s path.

•	The radar system determines if another vehicle is in a driver’s path. If the driver takes evasive action such as steering sharply away from the other vehicle, this system assists with steering and brake assists to support the driver.

At the start of evasive action: the system provides steering assist to help the driver avoid the obstacle.

During evasive action: the system reduces steering input to help prevent the driver from turning too sharply.

After evasive action: the system provides steering assist if the driver is slow to return the vehicle to its original course, helping prevent the vehicle from spinning out of control.

•	This system assists drivers in taking evasive action, and then helps stabilize the vehicle.

<Intersection Collision Mitigation Brake System>

•	This system uses on-board cameras, and radar to detect when a vehicle suddenly appears from the side, for example at an intersection. If the system determines that a collision may occur, it provides an audio warning and physically alerts the driver by intermittently applying light braking, and gently tightening the seatbelt.

•	If the system determines that a collision is unavoidable, it prepares to mitigate damage and injuries which may result from impact by applying strong braking and firmly tightening the seatbelts to enhance the proper restraint of passengers.

•	Honda has commercialized a system designed to mitigate vehicle damage and injuries in rear end collisions, the Collision Mitigation Brake System, which was first available on the 2003 model Inspire in Japan. This experimental Intersection Collision Mitigation Brake System goes further, adding response to potential lateral collisions.

<Advanced Mayday System>

•	Should an accident occur, this system automatically notifies the Honda Operation Center and transmits an array of data about the accident, including the location, vehicle type, the deployment status of the airbags, and 15 seconds of video taken inside and outside the vehicle just before and after the moment of impact.

•	Using two-way video and voice transmission, operators at the Operation Center can communicate with the occupants of the vehicle and assess their condition in real time.

•	On-board body sensors enable the Operation Center to measure the driver’s heart rate, respiration rate, and other vital signs.

•	If an accident occurs out of range of mobile telephone signals, the Inter-Vehicle Communication System may be able to contact the Operation Center by relaying data through other vehicles.

● Overview of Motorcycle/Automobile, Automobile/Automobile and Vehicle/Pedestrian Communication Systems

•	The 5.8 GHz communications equipment featured on motorcycles and automobiles enables two-way, wireless transmission of data, such as vehicle type, position, direction, and speed.

•	Portable communications devices which can be carried by pedestrians can wirelessly transmit the pedestrian’s position.

•	The system supports communications up to a maximum of 120 vehicles within a distance of up to approximately 200 meters.

● ASV-3 System Configuration

ASV-3 motorcycle system configuration

ASV-3 automobile system configuration

Publicity materials for the Honda ASV-3 are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Exhibit 2

Ref. #C05-082

Honda to Double Automobile Production Capacity in Pakistan

Lahore, Pakistan, September 5, 2005 — Honda Atlas Cars (Pakistan) Ltd. (HACPL), Honda’s automobile production and sales joint venture in Pakistan, today held a Manufacturing Capacity Expansion ceremony of its auto plant. The ceremony was attended by dignitaries and guests including Pakistan Prime Minister Shaukat Aziz, Federal Minister for Industries and Production and Special Initiatives Jahangir Khan Tareen, and other high ranking state government officials.

To meet ever-increasing demand for automobiles in Pakistan, where economic growth continues, HACPL will increase production capacity by expanding plant facilities and upgrading welding and painting equipment. The annual production capacity will be doubled from the current 25,000 units to 50,000 units by the end of 2006. Total investment for this expansion is expected to be approximately 1.67 billion rupee (approximately 2.9 billion yen*).

* 1 rupee = 1.74yen

“Honda has been building a long-term partnership with Pakistan ever since we began motorcycle business here in 1960s, and Honda would like to continue making a contribution to the economy and society of Pakistan,” said Mr. Satoshi Toshida, chief operating officer of Asia/Oceania Regional Operations for Honda Motor Co., Ltd.

The automobile market in Pakistan reached 133,000 units in 2004 – more than double the market size three years ago in 2001. Sales of the Honda Civic and City models continues to grow and total sales from January through July this year reached approximately 18,000 units – a 90% increase compared to the same period a year ago.

● About Honda Atlas Cars (Pakistan) Ltd. (HACPL)

Established:	November 1992

Capital Investment:	420 million rupee

Capitalization Ratio:	51% Honda Motor Co., Ltd. / 30% Shirazi family / 19% Public

Type of the Company:	Public company listed on the stock exchanges in Pakistan

Representative:	Mamoru Suwama, President & CEO

Location:	Lahore, Pakistan

Employment:	Approximately 1,140 associates
(Planned to increase to 1,450 associates by the end of 2006)

Start of Production:	July 1994

Annual Capacity:	25,000 units (2-shift)
(Planned to increase to 50,000 units by the end of 2006)

Products:	Civic, City

Exhibit 3

September 5, 2005

Notice Regarding the Results of Purchase of Company Shares

Tokyo, September 5, 2005— Honda Motor Co., Ltd. today announced that it has acquired its outstanding company shares pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code as follows.

(1) Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2) Period of acquisition

From August 2, 2005 to August 31, 2005

(3) Aggregate number of shares acquired

1,730,700 shares

(4) Aggregate amount of acquisition

9,996,056,000 yen

(5) Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the meeting of the Board of Directors held on July 27, 2005.

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2) Maximum number of shares to be acquired

4,700,000 shares

(3) Maximum amount of acquisition

21 billion yen

(4) Period of acquisition

From August 2, 2005 to October 14, 2005

Aggregate number and amount of company shares acquired as of August 31, 2005, since the date of the resolution at the meeting of the Board of Directors (July 27, 2005).

(1) Aggregate number of shares acquired

1,730,700 shares

(2) Aggregate amount of acquisition

9,996,056,000 yen

Exhibit 4

ref. #M05-021

Honda Develops World’s First Production

Motorcycle Airbag System

September 8, 2005–Honda Motor Co., Ltd. today announced it has succeeded in developing the world’s first production motorcycle airbag system. The new system, which can help lessen the severity of injuries caused by frontal collisions, is to be made available on the new Gold Wing motorcycle scheduled for release in late spring of 2006 in the US.

The Motorcycle Airbag System is comprised of the airbag module, which includes the airbag and the inflator; crash sensors, which monitor acceleration changes; and an ECU, which performs calculations to instantly determine when a collision is occurring. When a severe frontal collision occurs, the four crash sensors mounted on the front fork measure the change in acceleration caused by the impact and convey this data to the airbag ECU, which determines that a collision is occurring and whether or not it is necessary to inflate the airbag. If the calculations performed by the ECU indicate that airbag deployment is necessary, the ECU sends an electronic signal to the airbag inflator, which instantaneously responds by inflating the airbag. Inflating rapidly after the impact, the airbag can absorb some of the forward energy of the rider, reducing the velocity at which the rider may be thrown from the motorcycle and helping lessen the severity of injuries caused by the rider colliding with another vehicle or with the road.

By conducting extensive crash tests at its indoor omni-directional Real World Crash Test Facility, applying advanced computer simulation technology, and leading the way with the introduction of motorcycle rider test dummies, Honda has gathered and analyzed a wide array of data on the behavior of motorcycles during collisions. Honda has also taken full advantage of the experience of its automobile operations in the development of airbags, applying its expertise in the development of the Motorcycle Airbag System.

Honda Motorcycle Airbag (deployed)

● Motorcycle Airbag System: Principal Components

m	The airbag module, containing the airbag and inflator, is positioned in front of the rider.

m	The airbag ECU, positioned to the right of the module , analyzes signals from the crash sensors to determine whether or not to inflate the airbag.

m	Four crash sensors attached on both sides of the front fork detect changes in acceleration caused by frontal impacts.

● Functions of the Principal Components

<Airbag Module>

•	The airbag module contains the airbag and airbag inflator.

•	The airbag inflator receives an electronic signal transmitted by the airbag ECU instructing it to release nitrogen gas to inflate the airbag.

•	The airbag starts to inflate, exerting pressure on the cover of the airbag module, forcing it to open.

•	The size and shape of the airbag, the manner in which is secured to the motorcycle with tethers, and the function of the deflation vents all help to maximize the effectiveness with which the system absorbs the kinetic energy of the rider, helping control the velocity at which the rider may tend to be thrown forward from the motorcycle, and thus lessening the severity of any injuries resulting from impact with another vehicle or with the road.

•	From the moment an impact is recognized as a collision to the moment of airbag inflation, only 0.060*1seconds elapses.

<Airbag ECU>

•	The airbag ECU continuously monitors the data received from the crash sensors, and by comparing this data to standard vehicle behavior, determines whether or not it is necessary to deploy the airbag. The data from each sensor is evaluated independently, and if it is determined to deviate from programmed standards of safe vehicle behavior by a certain predetermined degree, an electronic signal is sent to the airbag inflator, which causes the airbag to inflate.

<Crash sensors>

•	The crash sensors which monitor acceleration changes are attached to the front fork legs to optimize the quickness and accuracy of their detection of frontal impacts. No alteration of the structure of the motorcycle is needed. To optimize the accuracy of collision detection, a set of 4 sensors are arranged—two on each side of the front fork.

*1	Side collision with a stationary vehicle (Honda Accord) at 50km/h.

Publicity materials relating to the Motorcycle Airbag System is available from the following URL:

http://www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Exhibit 5

(English Translation)

Notice Concerning Date for Determination of Shareholders

Entitled to Receive Interim Dividend

It is hereby notified that the forthcoming September 30, 2005 will be the date for determination of shareholders entitled to receive interim dividend as set forth in the Articles of Incorporation of the Company.

September 14, 2005

Honda Motor Co., Ltd.

No. 1-1, 2-chome

Minami-Aoyama

Minato-Ku

Tokyo

Transfer agent and place of business:

The Chuo Mitsui Trust and Banking Co., Ltd.

33-1, Shiba 3-chome, Minato-ku,

Tokyo 105-8574, Japan

Forwarding offices:

All branch offices of throughout Japan of the Chuo Mitsui Trust and Banking Co., Ltd. and the principal office and all branch and liaison offices of Nihon Shoken Daiko Kabushiki Kaisha.

Exhibit 6

Consolidated Financial Summary

Financial Highlights

Honda Motor Co., Ltd. and Subsidiaries

For the three months ended June 30, 2004 and 2005

	Yen (millions)		U.S. dollars (millions)
	2004	2005	2005
Net sales and other operating revenue	¥2,073,153	¥2,264,579	$20,472
Operating income	159,993	170,393	1,540
Income before income taxes	174,080	144,308	1,305
Net income	114,262	110,666	1,000

	Yen		U.S. dollars
Basic net income per
Common share	¥121.65	¥119.75	$1.08
American depositary share	60.82	59.87	0.54

	Units (thousands)
Unit Sales Breakdown	2004		2005
MOTORCYCLES
Japan	97	(97)	95	(95)
North America	126	(63)	85	(48)
Europe	109	(106)	116	(114)
Asia	2,038	(2,038)	2,099	(2,099)
Other Regions	212	(208)	186	(181)

Total	2,582	(2,512)	2,581	(2,537)

AUTOMOBILES
Japan	154		167
North America	391		420
Europe	66		72
Asia	122		133
Other Regions	39		48

Total	772		840

POWER PRODUCTS
Japan	118		121
North America	702		790
Europe	285		258
Asia	204		244
Other Regions	78		69

Total	1,387		1,482

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of unaffiliated customers.

2.	Figures in brackets represent unit sales of motorcycles only.

	Yen (millions)
Net Sales Breakdown	2004		2005
MOTORCYCLE BUSINESS
Japan	¥25,754	(9.4%)	¥26,532	(10.1%)
North America	72,396	(26.4%)	51,089	(19.4%)
Europe	67,700	(24.7%)	66,378	(25.2%)
Asia	66,324	(24.2%)	75,295	(28.6%)
Other Regions	41,912	(15.3%)	43,893	(16.7%)

Total	274,086	(100.0%)	263,187	(100.0%)

AUTOMOBILE BUSINESS
Japan	324,108	(19.6%)	344,302	(18.7%)
North America	953,620	(57.6%)	1,071,257	(58.0%)
Europe	145,397	(8.8%)	168,043	(9.1%)
Asia	160,622	(9.7%)	174,746	(9.5%)
Other Regions	71,443	(4.3%)	87,623	(4.7%)

Total	1,655,190	(100.0%)	1,845,971	(100.0%)

FINANCIAL SERVICES BUSINESS
Japan	5,248	(9.0%)	5,114	(7.4%)
North America	50,336	(85.9%)	59,641	(86.8%)
Europe	2,113	(3.6%)	2,471	(3.6%)
Asia	334	(0.6%)	435	(0.6%)
Other Regions	556	(0.9%)	1,092	(1.6%)

Total	58,587	(100.0%)	68,753	(100.0%)

POWER PRODUCT & OTHER BUSINESSES
Japan	28,740	(33.7%)	28,169	(32.5%)
North America	28,663	(33.6%)	30,927	(35.7%)
Europe	17,869	(20.9%)	18,094	(20.9%)
Asia	6,284	(7.4%)	5,760	(6.6%)
Other Regions	3,734	(4.4%)	3,718	(4.3%)

Total	85,290	(100.0%)	86,668	(100.0%)

TOTAL
Japan	383,850	(18.5%)	404,117	(17.8%)
North America	1,105,015	(53.3%)	1,212,914	(53.6%)
Europe	233,079	(11.2%)	254,986	(11.3%)
Asia	233,564	(11.3%)	256,236	(11.3%)
Other Regions	117,645	(5.7%)	136,326	(6.0%)

Total	¥2,073,153	(100.0%)	¥2,264,579	(100.0%)

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of unaffiliated customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and related parts, leisure businesses and trading.

To Our Shareholders

■ First Quarter Results

Honda’s consolidated net income for the fiscal first quarter ended June 30, 2005 totaled ¥110.6 billion ($1,000 million), a decrease of 3.1% from the corresponding period in 2004. Basic net income per common share for the quarter amounted to ¥119.75 ($1.08), compared to ¥121.65. Two of Honda’s American Depositary Shares represent one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to ¥2,264.5 billion ($20,472 million), an increase of 9.2% over the corresponding period. Revenue was negatively affected by the translation of foreign currency denominated revenue from Honda’s overseas subsidiaries into yen. Honda estimates that if the exchange rate of yen had remained unchanged from that in the corresponding period, revenue for the quarter would have increased approximately 9.5%.

Consolidated operating income for the fiscal first quarter totaled ¥170.3 billion ($1,540 million), an increase of 6.5% compared to the corresponding period. This increase was primarily due to increased profit from higher revenue and continuing cost reduction effects, which offset the negative impacts of increased selling, general and administrative (SG&A) expenses and research and development (R&D) expenses.

Equity in income of affiliates, which is mainly attributable to Asian affiliates accounted for under the equity method, for the quarter amounted to ¥21.1 billion ($191 million), an increase of 12.3% from the corresponding period.

Consolidated income before income taxes for the quarter totaled ¥144.3 billion ($1,305 million), a decrease of 17.1% from the corresponding period.

■ Business Segment

With respect to Honda’s sales in the fiscal first quarter by business category, motorcycle unit sales totaled 2,581 thousand units, which was approximately the same level as the corresponding period in 2004. Of them, unit sales in Japan decreased 2.1%, to 95 thousand units, and overseas unit sales was 2,486 thousand units, almost the same level as the corresponding period of last year. Revenue from sales to unaffiliated customers decreased 4.0%, to ¥263.1 billion ($2,379 million), offsetting the positive currency translation impacts of the appreciation of the Canadian dollar and the Euro. Operating income decreased 40.0%, to ¥10.3 billion ($93 million), due mainly to decreased profit from lower revenue and increased R&D expenses, which offset the positive impacts of the appreciation of the Canadian dollar and the Euro, and ongoing cost reduction effects.

In all regions—Japan, North America, Europe, Asia and Other regions—Honda’s unit sales of automobiles increased 8.8% from the corresponding period, to 840 thousand units. In Japan, unit sales of automobiles increased 8.4%, to 167 thousand units. Overseas unit sales increased 8.9%, to 673 thousand units. Revenue from sales to unaffiliated customers increased 11.5%, to ¥1,845.9 billion ($16,687 million), during the quarter, offsetting the negative currency translation effects caused by the depreciation of the U.S. dollar. Operating income increased 15.1%, to ¥133.1 billion ($1,204 million), due mainly to increased profit from higher revenue and ongoing cost reduction effects, which offset the negative impacts of the increased sales incentive in North America and increased SG&A and R&D expenses.

Revenue from sales to unaffiliated customers in financial services increased 17.4%, to ¥68.7 billion ($622 million), due to the growth of the automobile business in North America. Operating income decreased 10.8%, to ¥19.8 billion ($179 million), due primarily to increased funding costs.

Unit sales of power products in Japan totaled 121 thousand units, an increase of 2.5%. Overseas unit sales was 1,361 thousand units, an increase of 7.2%, and total unit sales of power products were 1,482 thousand units, up 6.8% from corresponding period. Revenue from sales to unaffiliated customers in power product and other businesses increased 1.6%, to ¥86.6 billion ($783 million), offsetting the negative impacts of the decreased revenue in other business. Operating income increased 45.0%, to ¥7.0 billion ($64 million), due mainly to increased profit from higher revenue in power product business, offsetting the negative impacts of increased SG&A expenses.

September 2005

Takeo Fukui
President and Chief Executive Officer

News Briefs

North America

■ Honda Begins Construction at Georgia Transmission Plant

Groundbreaking ceremony at the site of the Georgia Transmission Plant on May 11, 2005

Honda Precision Parts of Georgia, LLC (HPPG), marked the groundbreaking of its new $100 million transmission plant with the announcement that it will advance transmission assembly operations from fall 2006 to spring 2006. At full capacity, HPPG will employ approximately 400 associates and produce up to 300,000 automatic transmissions per year.

“Today, as we ‘shift into gear,’ and celebrate the start of construction, we also celebrate the start of a relationship with our new neighbors in the State of Georgia,” said HPPG President Nobu Sanui. “We hope that the strong foundation we build at this spot will symbolize the strength of our relationship with the people of this community.”

The 250,000-square-foot facility will be Honda’s 13th major plant in North America. Reflecting Honda’s strategy to base powertrain production near vehicle production for synchronous assembly, the plant will initially support production of Honda Odyssey minivans and Pilot sport-utility vehicles (SUVs) at Honda Manufacturing of Alabama, LLC (HMA), in Lincoln, Alabama, 60 miles west of the Tallapoosa Plant.

Hiring for production positions at HPPG will begin later this year. Training for newly hired associates will be coordinated through QuickStart, a service of the Georgia Department of Technical and Adult Education.

Honda announced plans for the Tallapoosa Georgia facility in November 2004 as part of a North American Powertrain Strategy, which includes significant investments to add production of high-precision gears at the Ohio Transmission Plant and key engine components at HMA.

As the new Georgia Plant begins production, responsibility for the supply of transmissions for the Alabama Plant will transfer from Honda’s Ohio operation to HPPG.

In Alabama, HMA started construction in April on a $70 million expansion that will add 100 new jobs to machine additional engine components at its existing engine plant operations. HMA began operations in 2001 and now has the capacity to produce 300,000 vehicles and V6 engines per year. HMA employs more than 4,400 associates and has a total investment exceeding $1.2 billion.

Honda currently has an annual production capacity of one million automatic transmissions in the United States and has manufactured more than nine million transmissions there since starting production of automatic transmissions at Honda of America Mfg. Inc.’s Anna, Ohio, Engine Plant in 1989.

Including the new transmission plant in Georgia, Honda’s investment in North American production, R&D and marketing operations will total more than $8.5 billion. Using U.S. domestic and globally sourced parts, Honda now has the annual capacity to produce 1.4 million cars and light trucks in North America at five auto plants in the United States, Canada and Mexico.

Japan

■ Honda Develops New 1.8-Liter i-VTEC Engine

Honda Motor Co., Ltd., has developed a new 1.8-liter intelligent Variable Valve Timing and Lift Electronic Control (i-VTEC) engine to be introduced this fall in the all-new Civic that achieves both more powerful performance and improved fuel economy. The engine employs an intelligent VTEC system that switches the valve timing for maximum efficiency during startup and acceleration to achieve powerful performance, then delays intake valve closure timing during cruising and other low-load conditions for improved fuel economy.

1.8-liter i-VTEC engine cut-away model

Use of the valve timing control system results in off-the-line acceleration performance equivalent to a 2.0-liter engine and fuel economy approximately 6% better than the current 1.7-liter Civic engine—making it one of the world’s most efficient 1.8-liter engine designs. During cruising, the new engine achieves particularly high fuel economy, on a par with that of a 1.5-liter engine.

Honda Motor announced that it has developed a New Honda Hybrid System, which features a 3-stage i-VTEC engine that employs Honda’s intelligent VTEC system to provide three stages of valve timing (low-rpm, high-rpm and cylinder idle mode), combined with Honda’s Integrated Motor Assist (IMA) system that has been made significantly more compact and efficient. The New Honda Hybrid System will be introduced in the all-new Civic Hybrid, to be launched this fall.

Other

■ Honda Automobile (China) Begins Auto Exports

Honda Automobile (China) Co., Ltd. (CHAC), an export automobile production joint venture of Honda Motor, Honda Motor (China) Investment Co., Ltd. (HMCI), Guangzhou Auto Group Co., Ltd. (GHAC), and Dongfeng Motor Group Co., Ltd., began exports to Europe of compact passenger car the Jazz.

Ceremonies to commemorate the start of export operations were held at Xinsha Port in Guangzhou. A number of dignitaries and guests attended and observed the first shipment of 150 units of the Jazz manufactured by CHAC loaded onto a car carrier ship.

CHAC began mass production of the Jazz in April 2005, as the first auto production plant in China dedicated exclusively to exports, and expects to manufacture approximately 10,000 units of the Jazz in 2005. Every vehicle produced by CHAC will be exported to European markets, including Germany, and marketed through local Honda subsidiaries.

CHAC is leveraging the production know-how and parts procurement network established by Honda’s existing automobile production joint ventures—Guangzhou Honda Automobile Co., Ltd., and Dongfeng Honda Engine Co., Ltd.—and increasing competitiveness in the areas of quality and cost by leveraging economies of scale achieved through the relationship with them. CHAC is the first passenger carmaker in China to begin full-scale exports to European markets.

Jazz models being loaded for shipment to Europe

■ Honda Introduces Acura Brand in China

Honda Motor recently announced plans to introduce Acura brand automobiles in China. HMCI, a wholly owned Honda subsidiary in China, will import Acura products and market them through a dedicated Acura dealer network which HMCI will establish. Sales of the Acura brand in China is planned to begin in spring 2006 with the Acura RL luxury sedan. The first year sales goal is set at 3,000 units. The Acura brand will differentiate itself in the luxury car market by offering high-performance products that further highlight the underlying concept of all Honda products—the joy of driving.

The automobile market in China is growing rapidly and customer needs are becoming increasingly diversified, with demand for luxury cars increasing with the growth of a more affluent class. Honda will respond to the diverse needs of Chinese customers by offering premium class vehicles through the Acura brand—for the first time outside North America—in addition to the Honda brand vehicles offered through Honda joint venture companies in China.

Honda is devoting its full resources to strengthen its operations in the Chinese market, which is continuing its growth into one of the world’s largest automobile markets.

Consolidated Balance Sheets

Honda Motor Co., Ltd. and Subsidiaries

March 31 and June 30, 2005, and June 30, 2004

	Yen (millions)
	Mar. 31, 2005	Jun. 30, 2005	Jun. 30, 2004
Assets
Current assets:
Cash and cash equivalents	¥773,538	¥725,568	¥654,931
Trade accounts and notes receivable	791,195	707,150	621,774
Finance subsidiaries–receivables, net	1,021,116	1,133,552	1,011,680
Inventories	862,370	928,871	756,169
Deferred income taxes	214,059	200,999	196,026
Other current assets	346,464	354,138	335,739

Total current assets	4,008,742	4,050,278	3,576,319

Finance subsidiaries–receivables, net Investments and advances	2,623,909	2,729,969	2,259,152
Investments in and advances to affiliates	349,664	373,791	309,009
Other	264,926	264,315	255,610

Total investments and advances	614,590	638,106	564,619

Property, plant and equipment, at cost:
Land	365,217	366,898	355,628
Buildings	1,030,998	1,041,197	978,705
Machinery and equipment	2,260,826	2,283,632	2,103,455
Construction in progress	96,047	120,485	73,001

	3,753,088	3,812,212	3,510,789
Less accumulated depreciation	2,168,836	2,214,438	2,053,115

Net property, plant and equipment	1,584,252	1,597,774	1,457,674

Other assets	485,477	483,417	444,116

Total assets	¥9,316,970	¥9,499,544	¥8,301,880

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt	¥769,314	¥719,020	¥564,432
Current portion of long-term debt	535,105	559,298	527,946
Trade payables:
Notes	26,727	26,410	26,613
Accounts	987,045	928,184	787,376
Accrued expenses	913,721	894,876	783,822
Income taxes payable	65,029	74,237	31,254
Other current liabilities	451,623	466,552	391,320

Total current liabilities	3,748,564	3,668,577	3,112,763

Long-term debt	1,559,500	1,698,201	1,480,329
Other liabilities	719,612	717,163	720,935

Total liabilities	6,027,676	6,083,941	5,314,027

Stockholders’ equity:
Common stock	86,067	86,067	86,067
Capital surplus	172,531	172,531	172,719
Legal reserves	34,688	35,516	34,597
Retained earnings	3,809,383	3,885,001	3,679,876
Accumulated other comprehensive income (loss):
Adjustments from foreign currency translation	(624,937)	(571,454)	(633,769)
Net unrealized gains on marketable equity securities	33,744	35,438	35,312
Minimum pension liabilities adjustments	(202,741)	(202,713)	(223,939)
Total accumulated other comprehensive income (loss)	(793,934)	(738,729)	(822,396)
Treasury stock	(19,441)	(24,783)	(163,010)

Total stockholders’ equity	3,289,294	3,415,603	2,987,853

Total liabilities and stockholders’ equity	¥9,316,970	¥9,499,544	¥8,301,880

Consolidated Statements of Income and Retained Earnings

Honda Motor Co., Ltd. and Subsidiaries

For the three months ended June 30, 2004 and 2005

	Yen (millions)
	Three months ended Jun. 30, 2004	Three months ended Jun. 30, 2005
Net sales and other operating revenue	¥2,073,153	¥2,264,579
Operating costs and expenses:
Cost of sales	1,441,910	1,591,130
Selling, general and administrative	363,055	380,476
Research and development	108,195	122,580

Operating income	159,993	170,393
Other income:
Interest	2,505	5,361
Other	29,303	900
Other expenses:
Interest	3,049	3,734
Other	14,672	28,612

Income before income taxes	174,080	144,308
Income taxes
Current	43,055	61,221
Deferred	35,592	(6,436)

Income before equity in income of affiliates	95,433	89,523
Equity in income of affiliates	18,829	21,143

Net income	114,262	110,666
Retained earnings:
Balance at beginning of period	3,589,434	3,809,383
Cash dividends paid	21,641	34,220
Transfer to legal reserves	2,179	828

Balance at end of period	¥3,679,876	¥3,885,001

	Yen
Basic net income per
Common share	¥121.65	¥119.75
American depositary share	60.82	59.87

Segment Information

Business Segment Information

	Yen (millions)
For the three months ended June 30, 2004	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥274,086	¥1,655,190	¥58,587	¥85,290	¥2,073,153	¥—	¥2,073,153
Intersegment sales	0	0	837	3,259	4,096	(4,096)	—

Total	274,086	1,655,190	59,424	88,549	2,077,249	(4,096)	2,073,153
Cost of sales, SG&A and R&D expenses	256,894	1,539,509	37,157	83,696	1,917,256	(4,096)	1,913,160

Operating income	17,192	115,681	22,267	4,853	159,993	0	159,993

For the three months ended June 30, 2005
Net sales and other operating revenue:
Sales to unaffiliated customers	263,187	1,845,971	68,753	86,668	2,264,579	—	2,264,579
Intersegment sales	0	0	779	3,970	4,749	(4,749)	—

Total	263,187	1,845,971	69,532	90,638	2,269,328	(4,749)	2,264,579
Cost of sales, SG&A and R&D expenses	252,871	1,712,782	49,679	83,603	2,098,935	(4,749)	2,094,186

Operating income	10,316	133,189	19,853	7,035	170,393	0	170,393

Explanatory notes:

1.	Business segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2.	Principal products of each segment:

Business	Sales
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts
Automobile business	Automobiles and relevant parts
Financial services business	Financial and insurance services
Power product & other businesses	Power products and relevant parts, and others

Geographical Segment Information

	Yen (millions)
For the three months ended June 30, 2004	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥453,368	¥1,107,408	¥229,476	¥182,274	¥100,627	¥2,073,153	¥—	¥2,073,153
Transfers between geographical segments	504,587	27,252	44,995	20,863	1,899	599,596	(599,596)	—

Total	957,955	1,134,660	274,471	203,137	102,526	2,672,749	(599,596)	2,073,153
Cost of sales, SG&A and R&D expenses	925,002	1,054,006	259,491	183,303	93,825	2,515,627	(602,467)	1,913,160

Operating income	32,953	80,654	14,980	19,834	8,701	157,122	2,871	159,993

For the three months ended June 30, 2005
Net sales and other operating revenue:
Sales to unaffiliated customers	478,867	1,215,830	253,208	203,812	112,862	2,264,579	—	2,264,579
Transfers between geographical segments	581,557	32,689	44,129	27,770	4,093	690,238	(690,238)	—

Total	1,060,424	1,248,519	297,337	231,582	116,955	2,954,817	(690,238)	2,264,579
Cost of sales, SG&A and R&D expenses	1,013,204	1,175,765	284,573	212,411	103,322	2,789,275	(695,089)	2,094,186

Operating income	47,220	72,754	12,764	19,171	13,633	165,542	4,851	170,393

Explanatory notes:

1.	Geographical segment is based on the location where sales are originated.

2.	Major countries or regions in each geographical segment:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

Overseas Sales

	Yen (millions)
For the three months ended June 30, 2004	North America	Europe	Asia	Other Regions	Total
Overseas sales	¥1,105,015	¥233,079	¥233,564	¥117,645	¥1,689,303
Consolidated sales					2,073,153
Overseas sales ratio to consolidated sales	53.3%	11.2%	11.3%	5.7%	81.5%

For the three months ended June 30, 2005
Overseas sales	1,212,914	254,986	256,236	136,326	1,860,462
Consolidated sales					2,264,579
Overseas sales ratio to consolidated sales	53.6%	11.3%	11.3%	6.0%	82.2%

Explanatory notes:

1.	Geographical segment is based on the location where sales are originated.

2.	Major countries or regions in each geographical segment:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

Explanatory Notes:

1.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America because the Company has issued American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission. All segment information, however, is prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

2.	The average exchange rates for the fiscal first quarter ended June 30, 2005 were ¥107.69=U.S.$1 and ¥135.57=€1. The average exchange rates for the corresponding period last year were ¥109.77=U.S.$1 and ¥132.28=€1.

3.	U.S. dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥110.62=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market on June 30, 2005.

4.	The Company’s common stock-to-ADR exchange rate was changed from two shares of common stock to one ADR to one share of common stock to two ADRs, effective January 10, 2002.

5.	From the fiscal fourth quarter ended March 31, 2005, Honda reclassified certain finance subsidiaries–receivables to trade receivables, including those of non-current portion to other assets, in the consolidated balance sheets. Reclassifications have been made to the consolidated balance sheets of the prior year’s fiscal first quarter ended June 30, 2004 to confirm to the presentation used for the fiscal first quarter ended June 30, 2005.

Investor Information

Transfer Agent for Common Stock

The Chuo Mitsui Trust and Banking Co., Ltd.

33-1, Shiba 3-chome, Minato-ku,

Tokyo 105-8574, Japan

Depositary and Transfer Agent for American Depositary Receipts

JPMorgan Chase Bank, N.A.

4 New York Plaza,

New York, NY 10004, U.S.A.

Stock Exchange Listings in Japan

Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Stock Exchange Listings Overseas

New York, London, Swiss and Paris stock exchanges

Total Shares of Common Stock Issued

928,414,215 (as of June 30, 2005)

IR Offices

[Japan]

Honda Motor Co., Ltd.

1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556, Japan

Phone: 81-3-3423-1111 (Switchboard)

URL: http://world.honda.com/

[U.S.A.]

Honda North America, Inc.

New York Office

540 Madison Avenue, 32nd Floor,

New York, NY 10022, U.S.A.

Phone: 1-212-355-9191

[U.K.]

Honda Motor Europe Limited

Public Relations & Investor Relations Division

470 London Road, Slough,

Berkshire SL3 8QY, U.K.

Phone: 44-01753-590-590

Exhibit 7

ref. #A05-035

Honda Announces All-New Civic and Civic Hybrid Models

September 22, 2005—Honda Motor Co., Ltd. today announced the release of the all-new Civic and Civic Hybrid. A new generation of fine midsize sedans, the 1.8-liter Civic and Civic Hybrid with its new Honda Hybrid System take both spirited performance and fuel economy to new levels. The new models feature a bold one-motion form design, with a wide stance and extended wheelbase for a more expansive interior. The new Civic will debut on September 22, the Civic Hybrid on November 22, at Honda Primo dealers throughout Japan.

This 8th-generation Civic features improvements in all measures of an automobile’s value, including driving performance, fuel economy, environmental friendliness, and packaging. The latest Civic is designed to surround its occupants with sensuous quality and to provide a ride that everyone will enjoy and appreciate.

The new Civic features a newly developed 1.8l i-VTEC engine that combines off-the-line acceleration on par with a 2.0-liter engine with fuel economy equivalent to that of a 1.5-liter engine while cruising, for category-leading1 fuel economy of 17km/l2. The Civic Hybrid is equipped with the new 3-Stage i-VTEC + IMA Honda Hybrid System that delivers both spirited performance and an ultra-high fuel economy of 31km/l3. Both models achieve an outstanding combination of driving and environmental performance.

Exterior styling features a one-motion form with the windshield thrust boldly ahead to create a forward cabin with an advanced look. Inside, a 1,750mm4-wide body and 2,700mm- long wheelbase provide a spacious interior. The advanced multi-tiered dashboard display positions the speedometer, and other frequently checked displays on an upper tier near the driver’s line of sight for minimum eye movement while driving, while the tachometer, and other gauges are located on the lower tier. The interior space is designed to provide both driving pleasure and a relaxed, expansive feeling.

Civic 1.8GL	Civic Hybrid MX

● Monthly sales targets (Japan):

Civic	2,000 units
Civic Hybrid	500 units
Total	2,500 units

To reduce burden on the driver, the new Civic and Civic Hybrid are equipped with advanced safety technologies introduced for the first time in this category1, including IHCC (Intelligent Highway Cruise Control)5 with vehicle speed and distance control functions, and Collision Mitigation Brake System (CMS) 5 with E-pretensioners5, which cautions the driver of the risk of a rear-end collision, and can activate the brakes to reduce vehicle speed to mitigate damage and injuries.

The popular Civic has won fans in over 160 countries around the world and achieved cumulative world production of 16 million units6 since it was first released in July 1972.

[1]	1.8-liter-category sedans

[2]	5AT vehicle in 10-15 mode (Japanese Ministry of Land, Infrastructure and Transport test specification)

[3]	Civic Hybrid MXB in 10-15 mode (28.5km/l for MX)

[4]	Doors equipped with side-mirror turn signals (1,755mm on non-equipped vehicle)

[5]	Available as a factory option on the Civic 1.8G with 5-speed automatic transmission, the 1.8GL, and the 1.8S, as well as the Civic Hybrid MX

[6]	Honda calculations (16,280,000 vehicles produced as of the end of July 2005)

● Manufacturer’s suggested retail price

Civic	m indicates model shown in photos

Type	Engine	Transmission	Drive	Price (incl. tax)	(before tax)
1.8 B		5-speed automatic		¥1,879,500	(¥1,790,000)
1.8 G	1.8 l	5-speed manual		¥1,916,250	(¥1,825,000)
	i-VTEC	5-speed automatic	Front-wheel drive	¥1,953,000	(¥1,860,000)
1.8 GL				¥2,068,500	(¥1,970,000)	m
1.8 S				¥2,142,000	(¥2,040,000)

Civic Hybrid	m indicates model shown in photos

Type	Engine	Transmission	Drive	Price (incl. tax)	(before tax)
MXB	1.3 l 3-stage	Honda Multimatic S	Front-wheel drive	¥2,194,500	(¥2,090,000)
MX	i-VTEC + IMA			¥2,362,500	(¥2,250,000)	m

*	Prices are for reference only and do not include insurance, taxes (except consumption tax) registration, or other fees.

*	In accordance with the automobile recycling law, a separate recycling fee will be levied. The recycling fee includes a recycling deposit (to cover expenses required to recycle shredder dust, air bags, and fluorocarbons, plus an information management fee) and a capital management charge.

*	For Premium White Pearl body color and Super Platinum Metallic body color, add ¥31,500 (¥30,000 before consumption tax).

m Body colors (9 colors, including 4 new colors)

Super Platinum Metallic (new color); Premium White Pearl; Alabaster Silver Metallic (new color); Galaxy Gray Metallic (new color); Misty Purple Pearl; Nighthawk Black Pearl; Neutron Blue Metallic (new color); Dark Ruby Red Pearl; Fluorite Silver Metallic

m Factory options (pre-tax price indicated in parentheses)

Option	Availability of Types	Price
Front i-side airbag system (with front passenger positioning detection system) + side curtain airbag system	All Types		¥84,000 (¥80,000)

VSA (ABS + TCS + sideslip control)	Civic 1.8G with 5-speed automatic transmission, 1.8GL, Civic Hybrid MX (standard on Civic 1.8S)		¥63,000 (¥60,000)

IHCC (Intelligent Highway Cruise Control) + CMS (Collision Mitigation Brake System) + E-pretensioners (driver and passenger-side front seats)	Civic 1.8G with 5-speed automatic transmission, 1.8GL, 1.8S, Civic Hybrid MX		¥262,500 (¥250,000)

HID (High Intensity Discharge) headlights (low beams, with auto-leveling device)	Civic 1.8G, 1.8GL, 1.8S (standard on Civic Hybrid MX)		¥57,750 (¥55,000)

Honda HDD InterNavi System with rear camera (7-inch wide display; DVD/CD player with TV/AM/FM tuner)	Civic 1.8G, 1.8GL, 1.8S, Civic Hybrid MX		¥241,500 (¥230,000)
	Civic Hybrid MXB		¥262,500 (¥250,000)

No audio	Civic 1.8G, 1.8GL, 1.8S, Civic Hybrid MX (standard on Civic 1.8B, Civic Hybrid MXB)	-¥	21,000 (-¥20,000)

Honda Smart Key System	Civic 1.8G with 5-speed automatic transmission, 1.8GL, 1.8S, Civic Hybrid MX		¥73,500 (70,000)

Leather interior	Civic 1.8GL		¥105,000 (¥100,000)

*	Front i-side airbag system + side curtain airbag system offered as a set in combination with HID headlights on the Civic 1.8G, 1.8GL, 1.8S and as a set in combination with VSA or Honda HDD InterNavi System on the Civic Hybrid MX.

*	IHCC + CMS + E-pretensioners offered as a set in combination with VSA and HID headlights on the Civic 1.8G and as a set in combination with VSA on the Civic 1.8GL and the Civic Hybrid MX

*	Tweeter speakers included with Honda HDD InterNavi System when installed on Civic 1.8G, 1.8S, and Civic Hybrid MXB (tweeter speakers standard on Civic 1.8GL and Civic Hybrid MX)

*	Honda Smart Key System offered as a set in combination with HID headlights (Civic 1.8G with 5-speed automatic transmission, 1.8GL, 1.8S)

*	Leather interior offered as a set in combination with HID headlights and Honda HDD Internavi System

*	Some factory options cannot be combined, while other factory options may only be offered in combination.

♦Key Features of the Civic and Civic Hybrid

<Power train>

● Newly developed 1.8 l i-VTEC engine (Civic)

•	The newly developed i-VTEC system further improves on Honda’s original VTEC (Variable Valve Timing and Lift Electronic Control) technology to allow the engine to retard intake valve closure timing under low engine-load driving conditions. Valve control is complemented by a DBW (Drive By Wire) system that provides optimum throttle valve control, significantly reducing pumping losses. This results in greater energy efficiency, for a major improvement in fuel economy while cruising. At the same time, improved intake efficiency and a higher compression ratio deliver an output of 103kW (140PS) and 174N•m (17.7kg•m) of torque, while comprehensive friction reduction measures and air-fuel ratio control result in fuel economy of 17.0km/l (5-speed automatic transmission in 10•15 mode). This exceeds Japanese fuel economy standards for 2010 by 5%[7]. The engine also achieves outstanding emissions performance, with emission levels 75% below 2005 Japanese government standards.

[7]	5-speed manual-transmission vehicle is recognized as meeting Japanese fuel economy standards for 2010.

● Transmissions

•	To take full advantage of the engine’s performance characteristics, Honda has developed a new 5-speed automatic transmission[8] that achieves both powerful acceleration and superior fuel economy. In addition to direct control via a linear solenoid and coordination of control functions with the DBW system, the use of both close and wide gear ratios delivers dynamic off-the-line performance and smooth, shock-free acceleration, combined with outstanding fuel economy during high-speed cruising. Three-shaft parallel construction, an ultra-thin torque converter, the use of a common driven gear for 4th and 5th gears, and other innovations help make the transmission significantly more compact than that of the previous Civic. Lock-up control is employed in every gear, while a low-friction clutch, reduced oil agitation resistance, and other high-efficiency innovations make a substantial contribution to fuel economy.

•	The 5-speed manual transmission[9] provides reduced vertical and horizontal shift load for a more neutral feel, while delivering a smooth, snag-free shift transition that reduces resistance as the shift lever passes the center mid-shift point to slip effortlessly into gear, for a light, exhilarating touch.

[8]	Available on all Civic types.

[9]	Available on Civic 1.8G type

● New Honda Hybrid System with 3-Stage i-VTEC + IMA (Civic Hybrid)

•	Honda’s independently developed hybrid system, which combines an engine as the primary drive force with electric motor assist to achieve outstanding fuel economy and clean emissions, has evolved significantly. The New Honda Hybrid System features a 3-stage i-VTEC engine that regulates the valves to provide three stages of valve timing (low-rpm, high-rpm, and cylinder idle mode) in accordance with driving conditions, combines with a significantly improved IMA (Integrated Motor Assist) system, to deliver 20% higher output[10] along with 5% better fuel economy[10] when driven in 10-15 mode. The system provides low-speed torque, on par with a 1.8-liter gasoline engine, while achieving ultra-high fuel economy of 31.0km/l, surpassing Japanese government fuel economy standards for 2010 by 5%. The system also achieves outstanding emissions performance, with emission levels 75% below 2005 Japanese government standards.

•	A newly developed dynamic regenerative braking system regulates brake assist volume during braking based on the amount of brake regeneration. Whereas a regular brake booster is powered by engine vacuum, this system employs a hydraulic brake booster that utilizes hydraulic pressure stored in the motor to boost braking capacity. This ensures stable braking assist even during Idle Stop, cylinder idle, and at other times when the vehicle is powered by the motor alone, while also allowing total control over the degree of hydraulic braking.

[10]	Compared to the previous Civic Hybrid

● Honda Multimatic S (Civic Hybrid)

•	The Honda Multimatic S continuously variable transmission delivers smooth, shock-free driving and contributes to improved fuel economy by effectively maintaining the engine in its optimum fuel-efficiency range. Transmission efficiency has been maximized and a wide ratio employed for the high-speed gears, to contribute up to 3.5% increased efficiency during cruising while also delivering more powerful driving performance. At the same time, clutch capacity has been increased to respond to the power unit’s high torque output. All of these improvements have been made while maintaining the same compact design as the previous Civic Hybrid. Finely tuned gearing control responds to driving conditions for a smooth, natural feel.

<Exterior Design>

•	The exterior employs a forward-cabin, one-motion form design, with the front window thrust boldly ahead, emphasizing the extension of the front fenders and rear deck with the cabin more compact lengthwise. The result is a form rich in three-dimensional contours that emphasizes the independence of the cabin while at the same time imparting a sensation of dynamic solidity.

•	From the front view, sharply designed, innovatively shaped headlights slant boldly up to either side of the horizontal floating center grill. Elegantly flush surfaces emphasize the unity of the front mask, which gently blends into the hood and up to the expansive surface of the front windshield to impart a feel of aerodynamic, high performance quality.

•	From the side view, the body gives a strong feeling of width, while the character line has a triangular cross-section extending rearward from the front to the rear bumper to express a feeling of speed and power.

•	The sporty rear view features a cut-off tail that creates a refreshing image, with oval, dual exhaust pipes and rear combination lights arranged in a pattern of four circular lights with ring-shaped illumination.

•	The Civic Hybrid features highly aerodynamic, custom-designed, lightweight aluminum wheels, front air spoiler, and trunk spoiler[11] to emphasize its aerodynamic qualities.

•	A new color, Super Platinum Metallic[12], employs newly developed Super Platinum metallic paint technology to bring out the shadows when light hits the body’s surface, accentuating its rich surface composition. Whereas with ordinary metallic paint two coats of aluminum pigmented color base are applied the same way one on top of the other, the Super Platinum paint process employs two color bases with different characteristics. The effect of these two separate layers is to line up the aluminum pigments in a fixed direction, suppressing the diffusion of reflected light to create the luster of a pure, fine-grained metal.

•	Opposing flat wipers provide the wiping performance needed to keep the large front windshield clear. Wiper blade height has been reduced by 10mm compared to the previous model and the storage position lowered, making the wipers less noticeable and reducing wind noise.

[11]	Standard on the Civic Hybrid MX

[12]	Available on the Civic 1.8G, 1.8GL, 1.8S, and Civic Hybrid MX

<Packaging and Interior>

•	The wide body and long wheelbase create a relaxing, spacious cabin interior, while the large front windshield thrusts forward at an accentuated angle, combining with the positioning and angling of the glass area to create a spacious visual feel.

•	The cockpit is designed as an advanced technology space in which the driver experiences a new enhanced level of security, for increased driving ease and pleasure. To improve both visibility and operability, the driver interface has been completely redesigned, with first priority given to the positioning of the displays and controls. The multi-tier meter design groups the most important components in easy-to-see, easy-to-reach locations.

•	The speedometer and other instruments that the driver frequently refers to have been carefully located in a newly designed multifunctional display positioned directly in front of the driver, high up and at some distance on the instrument panel. This reduces the angle that the driver must deflect his or her gaze downward while driving, minimizing eye movement, while at the same time making the display closer to the driver’s field of vision, reducing the need to refocus. In addition to the speedometer, the upper tier includes the fuel gauge, coolant temperature gauge[13], and turn signal indicators. Limiting the number of gauges permits the use of a large, digital display for the speedometer for improved readability in a compact size that does not impinge upon the driver’s field of vision. The lower tier houses a self-illuminating[14] tachometer, odometer, and trip meter, with the Civic Hybrid also featuring an IMA assist/charge display.

•	The 3-spoke, small-diameter steering wheel is oval-shaped with a horizontal diameter of 360mm and a vertical diameter of 350mm, for a sportier image and improved instrument panel visibility. The shift lever also employs a sporty, compact design. Located right beside it within easy reach is the emergency brake lever, which adopts a Z-shaped configuration for a major reduction in overall length. The organ-type accelerator pedal ensures a linear pedal feel.

•	The newly developed front seats combine a wrap-around fit with stylish design. The seat cushions feature low-resistance urethane cushions and expanded spring pitch front and rear contribute significantly to vibration absorption. The springs have also been set lower in the rear to naturally draw the occupant snugly into the seat. Furthermore, the urethane backing on the seat covering has been made thicker for improved comfort and a firmer hold.

•	The range of the seat height adjuster on the driver’s seat has been increased to 50mm15. The ratchet-style adjuster allows the driver to easily adjust the seat to the optimum height simply by moving the seat-side lever up and down. The steering wheel is equipped with a tilt mechanism, along with a telescopic device to allow the driver to slide it forward or back. Both devices provide an adjustment range of 40mm15, which, in combination with the seat positioning, enable the driver to easily find the optimum driving position.

•	Increased overall body width results in a wider interior, while modifications to the shape of the front seatback and a floor with minimized central tunnel height ensures a more spacious rear seat area.

•	The trunk is a spacious 438 liters[16], with minimal intrusion of the wheel housings. The Civic is also equipped with 6:4-split rear seats, which fold down easily with the pull of a lever located inside the trunk.

•	In the Civic Hybrid, the IPU (Intelligent Power Unit), which is located in the rear of the vehicle, has been made 13% more compact than the previous Civic Hybrid for minimum reduction of trunk volume. This ensures ample trunk space of 350 liters[16].

[13]	Civic Hybrid display alternates between coolant temperature gauge and current fuel consumption gauge

[14]	Civic 1.8B uses transparent tachometer display.

[15]	Honda calculations

[16]	Honda calculations according to VDA formula

<Chassis and Body>

•	The wide stance contributes to improved drivability and a smoother ride. To help provide more direct, linear handling feel, the positioning of the steering gearbox, the structure of the body and sub-frame, and the symmetry of the suspension have been comprehensively redesigned.

•	The strut front suspension provides outstanding space efficiency. A side-force canceling spring reduces shock absorber friction for improved ride comfort, while making for a more compact suspension. The rear suspension employs a compact, reactive-link, double-wishbone design. The shock absorber and spring, formerly a single unit, have been separated and positioned slightly behind the wheel center for improved tire contact and a more comfortable ride, while at the same time contributing to reduced road noise.

•	The body achieves an extremely high level of rigidity, with 35% greater torsional rigidity than the previous model. Dynamic rigidity has also been improved by achieving the correct balance of rigidity front and rear, and by strengthening seams throughout the vehicle. This achieves a high degree of handling stability, while also improving ride comfort. Other innovations include the use of light, strong, high-tensile steel in approximately 50% of the body’s major frame components, the use of tailored blank welds in key areas, and combining steel plates of varying thicknesses and materials for efficient strengthening.

•	Reduction of crankshaft knocking and high-precision control of ignition timing to limit high-frequency ignition noise during combustion are just two of the measures employed to reduce engine noise at its source The engine mounts are supplemented by torque rods to absorb longitudinal engine vibration. This considerably reduces the transmission of engine vibration and contributes to more linear handling.

•	The cabin area employs flat joints between the plates for the center pillars, rear wheel housings, and trunk area to reduce the number of holes and gaps, while the bottom portion of each pillar is insulated with urethane foam to reduce noise in the cabin interior. Light, high-performance sound insulation materials are also optimally positioned in the floor and central roof area to achieve high levels of noise reduction and weight reduction.

<Advanced Features>

•	The IHCC (Intelligent Highway Cruise Control)[17] vehicle speed and distance control system helps reduce the burden on the driver during freeway driving. It assesses driving conditions using data from a millimeter-wave radar unit built into the front grille of the vehicle that measures the distance to the vehicle ahead, along with data from vehicle speed and yaw rate sensors. In addition to maintaining the vehicle at a set speed, this cruise control system automatically regulates vehicle speed and distance depending on whether or not there is a vehicle in the same lane ahead.

•	The Honda HDD InterNavi System[18] with rear camera utilizes the enormous information storage of a high-capacity hard drive to deliver a wide range of information. The 7-inch touch-panel display provides an easy-to-see, easy-to-operate interface, while Bluetooth[19] compatibility enables wireless connection with cellular phones for even more powerful communications capabilities.

[17]	Factory option on the Civic 1.8G with 5-speed automatic transmission, 1.8GL, 1.8S, and the Civic Hybrid MX

[18]	Factory option on the Civic 1.8G, 1.8GL, 1.8S, and the Civic Hybrid

[19]	Bluetooth is a registered trademark of Bluetooth SIG, Inc. of the US.

<Safety Performance>

•	The Vehicle Stability Assist (VSA) system—which includes the Antilock Brake System (ABS), Traction Control System (TCS), and sideslip control[20]—works in combination with the DBW electronic throttle control that optimizes engine torque to achieve precision handling.

•	The Collision Mitigation Brake System (CMS) [21] uses millimeter-wave radar, assessing collision risk based on inter-vehicle distance and relative vehicle speeds. As assessed collision risk increases, the system uses audio and tactile warnings and light braking to alert the driver and prompt preventative action, activating the brakes more firmly to reduce vehicle speed and mitigate damage and injuries in the event of a collision.

•	E-pretensioners (driver and passenger seats) [21] work in concert with the CMS, pulling gently on the seat belts when the risk of a collision is detected, and more forcefully when assessed risk is increased, providing increased restraining effect.

•	The vehicle’s crash compatibility body provides a high level of self-protection and also improves compatibility toward other vehicle. In a full-frontal collision, the upper frame and lower members distribute and absorb the energy of impact, diffusing it into the front pillar and floor. At the time of impact, the lower members prevent misalignment with the crash-absorbing members of the other vehicle, and together with the upper frame create a broadened surface with which to absorb the impact, significantly reducing cabin intrusion.

•	The vehicle is also designed to mitigate pedestrian injury in the event of a collision, particularly to the head and legs, thanks to the use of impact-absorbing structures.

•	In addition to the front-seat i-side air bags[22], a side curtain airbag system[22] also protects front-seat occupants.

•	The vehicle is also equipped with active headrests, which utilize link mechanisms located in the seat backs to move the headrests forward and support occupants’ heads when the occupants are forced backward into their seats in the event of a rear-end collision. In addition to the link mechanism, which moves the headrest upward and tilts it forward into the appropriate position, an inertial stopper holds the headrest in position even after pressure on the seatback is reduced, significantly reducing load on the neck area.

[20]	Standard equipment on the 1.8S; factory option on the Civic 1.8G with 5-speed automatic transmission, 1.8GL, and the Civic Hybrid MX

[21]	Factory option on the Civic 1.8G with 5-speed automatic transmission, 1.8GL, 1.8S, and the Civic Hybrid MX

[22]	Factory option on all Types

<Environmental Performance>

•	The use of a precision air-fuel ratio control system and high-density catalytic converter has achieved major reductions in emissions of nitrogen oxides (NOx), carbon monoxide (CO), and other harmful substances. All types have been certified by the Japanese Ministry of Land, Infrastructure, and Transport as having achieved a 75% reduction with respect to emissions regulations for 2005.

•	i-VTEC valve control and other high-efficiency combustion technologies, precise coordination between engine and transmission, and lightweight engine construction contribute to superior fuel economy: the Civic 1.8B, 1.8G with 5-speed automatic transmission, 1.8GL and the 1.8S all achieve excellent fuel economy of 17.0km/l23, exceeding Japanese government fuel economy standards for 2010 by 5%. The Civic Hybrid utilizes motor assist to significantly reduce the load on the engine, achieving ultra-high fuel economy of 28.5km/l for the MX and 31.0km/l for the MXB, which also exceeds Japanese fuel economy standards for 2010 by 5%. The engine also achieves outstanding emissions performance and is recognized by the Japanese government as attaining emission levels 75% below 2005 standards, earning it preferred status under Green Tax program in Japan.

•	PVC use has been eliminated from interior and exterior components wherever possible to achieve over 90% recyclability[24].

•	Surface materials in the instrument panel, door linings, and other areas, as well as adhesives used in the glass and door seals, have been reevaluated to reduce the use of formaldehyde, acetaldehyde, toluene, and other VOCs[25] , thought to be a contributing factor in sick house syndrome. VOC levels have been reduced to within the indoor density guidelines set out by the Japanese Ministry of Health, Labor and Welfare to improve air quality inside the vehicle.

[23]	1.8G equipped with manual transmission meets the Japanese government fuel economy standards for 2010 at 16.2km/l

[24]	According to Honda calculations

[25]	Volatile Organic Compounds

Publicity materials relating to the new Civic and Civic Hybrid are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Exhibit 8

Ref. #C05-082

Honda Achieves Record High Monthly Production in North America and the U.S.

September 27, 2005 – Honda Motor Co., Ltd. today announced production, domestic sales, and export results for the month of August. Honda achieved a new monthly record for production in North America and, coupled with increased production in Asia and Europe, this also led to August records for overseas and worldwide production.

Domestic production in August declined slightly by 2.6% compared to the same month a year ago as the result of a decline in exports and domestic sales. Overseas production in August increased 20.1% compared to the same month a year ago, achieving an all-time high for August, due to increased production in the North America, Europe and Asia regions. In North America, production increased 20.6%, led by a 28.2% rise in U.S. production, compared to the same month a year ago. In addition to the second line in the Alabama plant reaching its full capacity, Honda also increased U.S. production of Civic and Accord. Production of 126,367 units in North America and 89,253 units in the U.S. represents Honda record highs for any month. Due to the major increase in overseas production, the worldwide total also set an all-time high for the month of August.

Total domestic sales in August declined 6.7% compared to the same month a year ago. Step WGN was Honda’s best-selling car for the month and the industry’s fourth best-selling model in August on sales of 8,130 units. The Life and Fit, with sales of 8,046 and 7,723 units, respectively, were Honda’s second and third best-selling models. Sales of Honda’s all-new Airwave compact station wagon, continues to be strong, ranking as Honda’s fourth best selling model in August with 5,007 units. Despite strong sales of newly introduced models including the all-new Step WGN and Airwave, overall sales fell compared to the same month a year ago, due to stabilizing demand for models such as Fit, Edix Life, and Odyssey.

Total exports in August declined 2.1% compared to the same month a year ago, the first decline since August of last year. Exports to Europe declined by 14.1% due primarily to the start-up of exports of Jazz (Fit in Japan) from a new Honda plant in China as well as to the upcoming model year change for the Accord series. Exports to Asia also declined due to the Civic series full model change.

PRODUCTION, SALES, EXPORTS (August 2005)

PRODUCTION

	August		Year-to-Date Total (Jan - Aug 2005)
	Units	Vs.8/04	Units	Vs.2004
Domestic	80,783	-2.6%	834,898	+3.9%
Overseas (CBU only)	192,789	+20.1%	1,429,304	+12.2%

Worldwide Total	273,572	+12.4%	2,264,202	+9.0%

OVERSEAS PRODUCTION

	August		Year-to-Date Total (Jan - Aug 2005)
	Units	Vs.8/04	Units	Vs.2004
North America	126,367	+20.6%	902,494	+10.5%
(USA only)	89,253	+28.2%	625,118	+16.3%
Europe	14,137	+11.6%	124,634	-1.5%
Asia	45,624	+24.8%	350,568	+23.7%
Others	6,661	+2.4%	51,608	+8.9%

Overseas Total	192,789	+20.1%	1,429,304	+12.2%

SALES (JAPAN)

Vehicle type	August		Year-to-Date Total (Jan - Aug 2005)
	Units	Vs.8/04	Units	Vs.2004
Passenger Cars & Light Trucks	33,104	-11.5%	308,135	-4.3%
(Imports)	376	-31.0%	4,042	-36.3%
Mini Vehicles	16,443	+4.6%	167,023	-2.5%

Honda Brand Total	49,547	-6.7%	475,158	-3.7%

EXPORTS

	August		Year-to-Date Total (Jan - Aug 2005)
	Units	Vs.8/04	Units	Vs.2004
North America	15,732	+11.4%	176,579	+15.9%
(USA only)	12,571	-1.9%	157,145	+13.2%
Europe	10,029	-14.1%	96,829	+3.6%
Asia	1,218	-30.2%	11,255	-4.1%
Others	6,299	-2.4%	70,121	+11.5%

Total	33,278	-2.1%	354,784	+10.7%

For further information, please contact:

Shigeki Endo

Tatsuya lida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

Exhibit 9

September 28, 2005

Notice Regarding the Results of Purchase of Company Shares

Tokyo, September 28, 2005— Honda Motor Co., Ltd. today announced that it has acquired its outstanding company shares pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code as follows.

(1) Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2) Period of acquisition

From September 1, 2005 to September 22, 2005

(3) Aggregate number of shares acquired

1,148,300 shares

(4) Aggregate amount of acquisition

6,892,556,000 yen

(5) Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the meeting of the Board of Directors held on July 27, 2005.

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2) Maximum number of shares to be acquired

4,700,000 shares

(3) Maximum amount of acquisition

21 billion yen

(4) Period of acquisition

From August 2, 2005 to October 14, 2005

Aggregate number and amount of company shares acquired as of September 22, 2005, since the date of the resolution at the meeting of the Board of Directors (July 27, 2005).

(1) Aggregate number of shares acquired

2,879,000 shares

(2) Aggregate amount of acquisition

16,888,612,000 yen

Exhibit 10

Ref. #C05-083

Honda Announces Future Motorcycle Business Plan in Asia Oceania Region

Jakarta, September 29, 2005 — Honda Motor Co., Ltd., today announced future plans for its motorcycle business in the Asia Oceania region. Honda sold 8 million motorcycles in the Asia Oceania region last fiscal year, an important market accounting for approximately 70% of Honda’s global motorcycle sales. Honda aims to achieve annual sales of approximately 12 million units in this region by the fiscal year ending March 31, 2008. Toward this end, Honda is committed to passing the joy of mobility on to the next generation, and to proactive adoption of environmental and safety technologies that enhance safety. In addition, Honda will further strengthen its activities to promote traffic safety with its dealers and through other opportunities.

<Expansion of Production Capacity>

The motorcycle market in the Asia Oceania region is growing rapidly consistent with economic growth in the region. Honda will expand production capacity in each country to continue to meet growing demand for motorcycles. Honda’s annual motorcycle production capacity in Asia Oceania reached 8 million units in 2004, and will be expanded to 14 million units by 2007.

Key plans for motorcycle production capacity expansion:

•	Indonesia: a third plant with annual capacity of 1 million units will begin operation this month.

•	Philippines: a new plant with annual capacity of 500,000 units will become operational in April 2006.

•	Pakistan: a new plant with annual capacity of 500,000 units will become operational in April 2006.

•	India: a third plant of Hero Honda Motors Ltd. is expected to become operational in 2006.

The total investment for the expansions of motorcycle production capacity in the Asia Oceania region by 2006 is expected to be approximately 30 billion yen.

<Strengthening Local Development>

At the end of 2004, Honda R&D Southeast Asia Co., Ltd., Honda’s motorcycle research & development center in Thailand, was moved to a new office building adjacent to a test course, and various new functions including development of mockup models, design development and testing of prototype motorcycles were added to existing functions such as market research, designing, and sketching. In order to more quickly develop products that meet the needs of customers in the rapidly changing ASEAN market, Honda will further strengthen collaboration among its R&D facilities in the region.

<Expanding Product Lineup>

Honda is planning to introduce an all-new commuter model in ASEAN markets starting from Thailand beginning of 2006, which will be equipped with a compact water-cooled engine designed especially for Asian markets and an automatic transmission. Local Honda research centers will develop and introduce derivative models based on this platform, which is tentatively named the ASEAN New Commuter (ANC). Moreover, Honda plans to introduce a family type model tentatively named the ASEAN New Family (ANF) equipped with a super-low-friction engine which is currently being developed to improve fuel economy by 13% compared to the level of 2005. Further in the future, Honda plans to introduce a more casual, and easy-to-ride commuter model to cultivate new market demand.

<Strengthening Dealer Networks>

Honda will continue to provide customers in each country with an environment in which they can purchase and use Honda products with confidence. In Thailand, for example, the used (second hand) motorcycle business will be strengthened in order to establish a system through which pre-owned models are promoted to potential motorcycle owners and upgrading by existing owners is encouraged. Honda will establish a comprehensive support system which provides the existing 4S (Sales, Service, Spare parts, and Safety) as well as the other S – for “Second Hand (used)” business. In Indonesia, Honda will establish a network of 4,000 dealers and service shops to strengthen sales and after sales service to better serve customers in an ever growing market.

<Environmental Initiatives >

Honda is committed to proactively install environmental technologies on Honda motorcycle products being sold in the growing market of Asia. In Thailand, in 2003, Honda introduced the first model equipped with an electronic fuel injection system, PGM-FI (Honda Programmed Fuel Injection), which achieves improved fuel economy and cleaner emissions as well as excellent start-up capabilities. By 2007, Honda plans to introduce a total of ten PGM-FI equipped models in Thailand, Indonesia, Philippines, and India.

<Safety Initiatives >

In beginning of 2006, in Thailand, Honda will introduce a new automatic transmission model equipped with a Combined Brake System (known as CBS, or the front and rear wheel interlocking brake system), which distributes an appropriate balance of front and rear wheel braking force only with left brake lever (rear wheel). As a company which provides mobility, Honda is committed to proactively promote safe motorcycle use. As a part of an effort to strengthen activities to promote safety, Honda will open another traffic education center in Indonesia in 2006, in addition to the existing centers in The Philippines, Vietnam, Thailand, Singapore, Australia, and India. Moreover, Honda has a plan to establish the Safety Riding School across the nation in Thailand, which will expand opportunities for Honda to educate motorcycle riders about safety.

In 2006, Honda will provide its dealers in Thailand, Indonesia, Vietnam, and India with an easy-to-use riding simulator, called “Riding Trainer,” through which riders can get an opportunity to receive risk awareness training and riding practice.

Exhibit 11

The following information was released by Honda affiliate Honda Europe Motorcycle S.R.L. (Headquarters: Rome, Italy; President: Yutaka Negishi) on September 29, 2005 at 19:30 (Paris time; 02:30, September 30, 2005, Japan time).

ref. # C05-085

Honda Announces 2006 Motorcycle Models for Europe

September 29, 2005 – Honda Europe Motorcycle S.R.L. today announced the new 2006 motorcycle models for the European Market. Honda will exhibit the models at the “Mondial du Deux Roues 2005” (Paris Motorcycle Show), which begins October 1.

The 2006 models offer versatility and excitement. The CBR1000RR features advanced technology employed in the RC211V, the bike famous for competition in the world’s premier road race, MotoGP. Now lighter and with updated styling, the CBR1000RR offers better performance than ever.

Honda will also exhibit the all-new CBF1000, a touring sports model, and the Silver Wing 400cc model, new to Europe. The Deauville, a touring model popular since its debut in 1998, features displacement increased from 650cc to 680cc for improved cruising performance, large-capacity panniers for ample storage space, and dual multi-reflector headlights for improved visibility.

Fully compliant with the European Union’s Euro 3 emission standards, the 2006 models display high levels of environmental performance. They also feature a Combined Anti-lock Braking System (ABS) as standard on some types (except CBR1000RR). Model details are as follows:

● CBF1000 ABS

This all-new touring sports model features a water-cooled, 4-stroke, in-line, 4-cylinder, 1000cc engine based on CBR1000RR engine technology. Including both Programmed Dual Sequential Fuel Injection (PGM-DSFI) and an air injection system, the CBF1000 offers exceptionally smooth riding from low to high rpm ranges. In addition, its adjustable seat matches the rider for extra riding comfort.

CBF1000 ABS	Deauville ABS

Compliant with the European Union’s Euro 3 emission standards and including a Combined Anti-lock Braking System (ABS) as standard on some types, the CBF1000 offers top-level environmental and safety performance. Produced by Honda subsidiary Honda Italia Industriale S.P.A. (Italy), the CBF1000 it will be released in European markets starting in early 2006 with an annual European sales projection of 10,000 units.

● Deauville ABS

This stylish touring model features a water-cooled, 4-stroke, 680cc, V2 engine. Increased engine displacement gives the Deauville ABS extra pep for fun, versatile riding in the city or on the freeway, while the model’s many amenities include large fairing-integrated panniers for ample storage space, an adjustable windscreen for superb protection, and dual multi-reflector headlights for improved visibility.

The Deauville ABS is compliant with the European Union’s Euro 3 emission standards and optionally includes a Combined Anti-lock Braking System (ABS). Produced by Honda subsidiary Montesa Honda S.A. (Spain), the CBF1000 it will be released in a wide range of European markets starting in early 2006 with an annual European sales projection of 8,000 units.

● CBR1000RR

The 2006 CBR1000RR features advanced technology from the RC211V, the bike famous for competition in the world’s premier motorcycle road race, MotoGP. An on-road super sports model, the CBR100RR is powered by a water-cooled, 4-stroke, in-line, 4-cylinder, 1000cc engine. Lighter this model year by 3.0kg, the CBR1000RR offers both improved performance and updated styling.

Fully compliant with the European Union’s Euro 3 emission standards, the CBR1000RR delivers a high level of environmental performance. Produced by Honda’s Hamamatsu Factory (Japan), it will be released in a wide range of European markets starting at the end of 2005 with an annual European sales projection of 13,000 units.

● Silver Wing 400

With a water-cooled, 4-stroke, DOHC, 2-cylinder engine, this large scooter combines cruising performance and convenience to support both daily driving and extended touring. Related to the Silver Wing 600 (sold in North American and European markets) and previously available only in Japan, the Silver Wing 400 expands Honda’s motorcycle lineup for Europe.

The Silver Wing 400 is compliant with the European Union’s Euro 3 emission standards and features a Combined Anti-lock Braking System (ABS) as standard on some types. Produced by Honda’s Kumamoto Factory (Japan), it will be released in a wide range of European markets starting in fall 2005 with an annual European sales projection of 4,500 units.

Publicity materials for the above models are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Exhibit 12

The following announcement was released by Honda Europe Motorcycle (Head office Rome, Italy; President Yutaka Negishi) , a wholly owned subsidiary of Honda on September 29 at 19:30 (09/30 02:30 JST).

ref. #C05-086

Honda Introduces Easy-To-Use PC-based Motorcycle

Safety Training Device: Riding Trainer

September 29, 2005–Honda Europe Motorcycle today announced in Paris France, the upcoming release of the Riding Trainer, an easy-to-use , popular version of the Riding Simulator already in used for traffic training at rider training centers, mainly in Japan. Sales of the Riding Trainer will begin in late 2005 primarily targeting Honda motorcycle dealerships in Europe. Annual sales in the European region are projected to reach 1,000 units.

Designed on the basis of expertise gained in the development of the Riding Simulator, the Riding Trainer is intended to enhance rider safety training programs at Honda motorcycle dealerships and at other training centers and locations. The simple design includes motorcycle handlebar and pedal operation components, a seat, and a video monitor, along with a lightweight frame. The total weight is just 29kg1, and the device is compact: overall length is 1,575mm; overall width 568mm; and overall height 923mm. Even a small space will be accommodate the installation of the Riding Trainer, designed to help trainees learn to control and to develop the ability to foresee and avoid hazardous situations. Upon simply connecting the device to a PC2 and installing the bundled software, the training facility can offer beginner valuable training and the opportunity to experience danger in safety. Hazardous situations riders are likely to face when sharing busy roads with other motorcycles, cars and pedestrian can be examined from various perspectives using automatic replay , and after each session the trainee is offered printable on-screen assessment, and guidance for safer riding based on the individual’s actual performance (Riding Evaluation).

The Riding Trainer is also scheduled to introduce in Australia in approximately the same period as in Europe, and Honda plans to release the new product in Asia and elsewhere.

As part of Honda’s effort to promote safety, it is hoped that the release of the Riding Trainer will reinforce the company’s traffic safety education programs at dealership and in other locations worldwide.

[1]	Deluxe type (PC or monitor not included)

[2]	Windows-compatible PC with a specified minimal screen resolution

Deluxe Riding Trainer (PC and monitor not included)

● Bundled Software:

•	Training for Beginners: 2 courses

1.	Clutch Operation practice mode

2.	City Riding practice mode

•	Hazard Prediction: 14 courses

1.	City Riding practice mode: 10 courses

2.	Touring practice mode: 4 courses

The Riding Evaluation is available for City Riding mode only.

All courses can simulate either manual or automatic transmission.

Background visuals can be switched (day/night/fog).

•	On-screen visuals and audio guidance are available in 8 European languages.

Publicity materials relating to the Riding Trainer are available from the following URL:

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

Exhibit 13

Ref. #C05-084

Honda Begins Operation of Third Motorcycle Plant in Indonesia

Bekasi, September 30, 2005 — PT Astra Honda Motor, a Honda motorcycle production and sales joint venture in Indonesia, today held a ceremony to commemorate both the startup of production at its third plant, and the achievement of a key milestone — cumulative production of 15 million units. An investment of approximately US$140 million (approximately 15 billion yen), annual production capacity of the third plant is approximately 1 million units. Astra Honda now has overall annual production capacity of 3 million units for the three plants.

“It is a great joy that our motorcycles have been enjoyed by 15 million customers in Indonesia,” said Honda Motor Co., Ltd. Senior Managing Director and C.O.O. of Asia & Oceania Regional Operations, Satoshi Toshida at the ceremony. “The addition of this new plant enables us to continue fulfilling the needs of a rapidly growing market, and to make more customers happy by introducing products and technologies that exceed their expectations.”

The motorcycle market in Indonesia is now the third largest in the world after only China and India. In 2004, the market size reached 4.27 million units, a 39% increase compared to 2003. For 2005, the size of the market is expected to grow 30%, to reach 5.5 million units. In 2004, Honda sold approximately 2.04 million units – a 29% increase from 2003 – primarily through sales of Cub-type motorcycles, including the Supra series and Karisma series. In 2005, Honda remodeled the best-selling Cub-type products, and sales in the first eight months of 2005 increased by 32% compared to the same period a year ago.

Astra Honda began mass production of engines at the new third plant in May, before the remaining processes became operational today. Now, the addition of 1 million units in annual production capacity better enables Honda to respond to the ongoing expansion of the market.

About PT Astra Honda Motor

Established:	December 2000

Start of Operations:	January 2001

Location:	Jakarta City, Indonesia

Capital Investment:	185 billion rupiah

Capitalization Ratio:	50% Honda Motor Co., Ltd.
50% PT Astra International

Representative:	Minoru Yamashita, President

Business:	Motorcycle parts production, motorcycle engine and chassis assembly, motorcycle sales

Employment:	Approx. 13,000 associates (as of September 30, 2005)

Annual Capacity:	3 million units
(1st plant: 1.1 million, 2nd plant: 0.9 million, 3rd plant: 1 million)

Production Models:	Supra X125 (125cc Cub-type), Supra Fit (100cc Cub-type) Mega Pro (156cc sports-type), Tiger 2000 (200cc sports-type), etc

About the New Plant

Production Start::	September 30, 2005

Location:	MM2100 Industrial Town, Bekasi

Area:	Lot size: 30 hectares / Building size: 8.8 hectares

Total Investment:	US$140 million (approximately 15 billion yen)

Annual Capacity:	Approximately 1 million units

This release are available at the following URL:

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)